October 29, 2020

VIA EDGAR

Division of Corporation Finance
Office of Life Sciences
Securities and Exchange Commission
Washington, D.C.  20459

RE: Nerium Biotechnology Inc.
 Registration Statement on Form 10-12G
 Filed September 18, 2020
 File No. 000-54051

Attention: Mr. Rolf Sundwall
 Ms. Lynn Dicker
 Mr. Tim Buchmiller

 Mr. Joe McCann

We are pleased to provide our responses to your letter dated October 15, 2020.  We have provided our responses in the commentaries appended to this cover letter to each of the comments that were raised.  As appropriate, we have also referenced in these responses where revisions have been reflected in the Amendment No. 1 to the Form 10 ("Amendment No. 1") filed today on EDGAR.

Sincerely,

/ s / Dennis Knocke

CEO, Nerium Biotechnology Inc.

Nerium Biotechnology Inc. ("NBI" or the "Company")

Responses to SEC Comment Letter dated October 15, 2020

1.SEC: Pharmaceutical, page 2: We note your disclosure that a Phase 1 Study of Anvirzel® was completed in 2001.  Since you were incorporated in 2006, please clarify who conducted this trial and indicate whether it was conducted pursuant to an effective IND.  Revise here or elsewhere, as applicable, to clarify how you obtained ownership of Anvirzel®.

Response:  In 2001, a Phase 1 clinical trial was conducted at the Cleveland Clinic in Cleveland, Ohio under IND#58,345 which was granted to Ozelle Pharmaceuticals, Inc. ("Ozelle") by the United States Food and Drug Administration ("FDA").  In 2003, ownership of Anvirzel transferred from Ozelle to Salud Integral de CV in Tegucigalpa, Honduras which, at the time, was owned by Phoenix Biotechnology Inc. through its subsidiary Phoenix Biotech, Ltd.  In 2006, NBI acquired Phoenix Biotech, Ltd. in exchange for common shares of NBI. In this process, NBI obtained ownership of Anvirzel.

Revisions to Form 10:  For additional disclosure, please see page 2 in Amendment  No. 1.

2. SEC:  We note that your disclosure that Anvirzel® is available as a prescription drug in Honduras, El Salvador, and Guatemala.  Please revise to identify the relevant treatment indication or indications.

Nerium Response:  Anvirzel® is available as a prescription drug in these three countries as a relevant alternative treatment for cell proliferative diseases such as cancer and for immune stimulation/modification for viruses such as HIV.

The evidence to support the above statement is based on a Phase 1 clinical trial at the Cleveland Clinic.  No further clinical trials were undertaken. Additionally, a Compassionate Use IND#56,826 was issued by the FDA in 1998 which provided that Anvirzel could be distributed to individuals in terminal cases.  Approximately 100 individuals were treated under the Compassionate Use IND.

Revisions to Form 10: Additional disclosure has been added; please see page 2 in Amendment No. 1.

3. SEC:  Please describe the regulatory process of approval of Anvirzel® in Honduras, El Salvador, and Guatemala.  Please disclose whether you or any other entity were required to conduct any clinical trials prior to marketing your product in those countries and, if so, briefly summarize those clinical trials and results.

Response:  Anvirzel® was approved in Honduras based on the Phase 1 clinical trial conducted at the Cleveland Clinic referenced above.  No Honduran regulatory body was required to conduct any further trials based on the clinical trial conducted at the Cleveland Clinic.  By treaty between Honduras, El Salvador, and Guatemala, Anvirzel® was then also approved in El Salvador and Guatemala.

The Cleveland Clinic Phase 1 trial was intended to determine the maximum tolerated dose ("MTD") and safety of Anvirzel® in patients with advanced refractory solid tumours. Patients were randomly selected to receive this agent by intramuscular injection of doses of 0.1, 0.2, 0.4 ml/m2/day with subsequent patients receiving 0.8 or 1.2 ml/m2/day sequentially.

Eighteen patients were enrolled and completed one treatment cycle of three weeks. Traditional dose limiting toxicity was not seen, but the MTD was defined by injection volume as 0.8ml/m2/day.  No objective anti tumour responses were seen.

Based on the results  of the clinical trial at the Cleveland Clinic  , it  was determined    that there were no safety related issues reported in connection with the administration of Anvirzel at doses of up to 1.2ml/m2 day, with the amount administered intramuscularly limited by volume.

Revisions to Form 10: Additional disclosure has been added; please see page 2 in  Amendment No. 1.

4.SEC: We note your disclosure that Nerium Immune and Nerium Viral are marketable pharmaceutical products.  Please disclose the countries where these products have been approved for sale.

Response:  The Company has been issued certificates of approval for the sale of these products in Honduras.  To date, sales of these products have been minimal.

Revisions to Form 10:  Additional disclosure has been added; please see page 2 in  Amendment No.1.

5. SEC:  Please revise to briefly identify Neora's stated basis for its arbitration demand.

Nerium Response:  Neora applied for arbitration with respect to the Settlement Agreement claiming that NBI had breached its terms.  Specifically, Neora claimed that NBI violated the 10 month non-compete/non-solicitation provisions of the Settlement Agreement which were in effect until May 31, 2019.

NBI responded to the Neora application, denied Neora's allegations and counterclaimed that Neora was in breach of the Settlement Agreement.

To date, Neora has not provided evidence to substantiate their claims.  The arbitration process continues.

Revisions to Form 10: Additional disclosure has been added; please see page 5  in  Amendment No. 1.

6.SEC:  The consolidated financial statements of our Company have been prepared on a "going concern basis", page 5:  Please revise your risk factor to specifically address your auditor's explanatory paragraph regarding your ability to continue as a going concern.

Response:  The requested revisions have now been reflected in Amendment No. 1.

Revisions to Form 10:  Additional disclosure has been added. We have added the going concern footnote commentary from page F-43 to our risk factor disclosure on pages 6-7 of Amendment  No. 1.

7.SEC: Combining Therapeutic Dosages of Different Cardiac Glycoside Could be Dangerous, page 10.  We note your disclosure that clinical testing on humans and animals has demonstrated Anvirzel® and its cardiac glycoside components are below toxic levels and are safe.  Please remove all statements that present your conclusions regarding the safety of Anvirzel® as this is a determination within the authority of the U.S. Food and Drug Administration and comparable regulatory bodies.

Response:  As requested, we have removed all statements that present conclusions regarding the safety of Anvirzel.

Revisions to Form 10:  The appropriate deletions  have been made  in Amendment No.1.

8.SEC:  Positive Immune Response Not Independently Proven, page 10; please revise your disclosure in an appropriate location to indicate the mechanism of action of your antiviral drugs and the basis for why you believe an antiviral would produce an immune response.

Response:  Between 2000-2006 limited testing and research on the use of Anvirzel® to treat cell lines (i.e. not tested on humans) was conducted at MD Andersen (on cancer cells), the US Department of Defense (on Ebola virus cells) and elsewhere.  These were not fully sanctioned clinical trials.  The results of this limited testing suggested that Anvirzel® could produce an antiviral immune response.

Revisions to Form 10:  Additional disclosure has been added; please refer  to page 12  in  Amendment No. 1.

9.SEC:  Highlights of three and six months ended June 30, 2020, page 11.  We note your disclosure on page F-49 that on April 12, 2020 the company received loan proceeds in the amount of $276,671 under the Paycheck Protection Program. Please disclose the following: (i) the material terms of the loan; (ii) your plans, if any, regarding use of the loan proceeds; and (iii) whether any of the loan has been forgiven to date. In addition, please revise your risk factor section, as applicable, to disclose any associated risks with this loan, including, but not limited to the risk that all or parts of the loan may not be forgiven.

Response: The loan proceeds of $276,671 were received under a two-year PPP loan from Texas Capital Bank bearing a fixed annual interest rate of 1%. The proceeds of the loan were used for payroll, benefits, rent and utilities. The loan is eligible for forgiveness of up to 100% of the principal providing that Company maintains employment of personnel for which the loan was approved. As the Company did not execute any lay-offs, furlough, or similar cost reduction measures during the prescribed eight-week period, the Company expects to secure forgiveness of the full principal balance outstanding. The Company has now filed for such forgiveness; the filing deadline to do so is October 31, 2020.

Revisions to Form 10: Additional disclosure has been added; please see  page 15 in Amendment No.1. We have also added additional risk factor disclosures with respect to this loan; please see Page 5 in Amendment No. 1.

10. SEC:  Management's Discussion and Analysis("MD&A") of Financial Condition and Results of Operations, page 11.  Please tell us the amount of rental income included in Other Income and offset to inventory during the year ended December 31, 2019, and the three and six months ended June 30, 2020. Provide your analysis of the accounting treatment for your rental income, including specific reference to the appropriate accounting guidance. Tell us the terms of the lease agreement. Also, tell us your consideration of disclosing the material terms of your rental agreement within your lease disclosures on page F-23.

Response:  Rental income is derived from an agreement with Phoenix Biotechnology, Inc. ("Phoenix") whereby Phoenix pays the Company $11,000 as a monthly standby fee.  In exchange, the Company will  supply Phoenix oleander powder from its harvesting as Phoenix may decide to purchase inventory from the Company from time to time.  The original agreement has expired, and these arrangements  are now continued on a month-to-month basis.

We considered the provisions of ASC 842 - Leases with respect to this accounting treatment for the  agreement with Phoenix and concluded that these provisions did not apply.

When the Company plans a harvest of its oleander leaves, it matches these rental receipts  received against the cost of powder inventory produced in the harvest. It there is no harvest in any given year, these rental receipts are instead recorded as Other income.

In the 6 months ended June 30, 2019, the Company reported $66,000 as Other income from these rent receipts. In the 4th quarter of 2019, the Company completed a harvest, and it recorded a recovery of all 2019 rental receipts received against powder inventory. As the Company was anticipating an additional harvest in 2020, it recorded the rental receipts received of $66,000 during the 6 months ended June 30, 2020 against powder inventory as opposed to reporting these receipts as Other income.

We considered the provisions of FASB 905 - Agriculture with respect to accounting for these receipts. There was no clear guidance provided from these provisions.

The accounting policies that the Company has utilized, in our view, provide proper matching of costs and rental receipts.

Revisions to Form 10:  Additional disclosure has been added; please see page 17 in Amendment No.1.

11.SEC:  We note your revenues are comprised of "Sales" and "Other income." For each of the periods presented in this section, please disclose the significant changes that materially affected your "Sales" revenue.

Response:  The principal changes that impacted Sales for the periods reported relate to  the Company's product distribution agreements with both Neora, LLC ("Neora") and PURE Gen Holdings, Inc ("Pure"):

1. The Neora contract was terminated during the year ended December 31, 2018, The Company reported  sales to Neora of $2,672,483 for the year ended December 31, 2018 .Sales to Neora  were $149,784  in  the first quarter of fiscal 2019 with  no further  Neora sales reported  thereafter.

2. During the  2nd half of 2019, the Company entered a sales and distribution agreement with Pure whereby Pure guaranteed to provide  minimum quantities  of  sales orders of designated products on  an annual 12 month  basis (June to May).The initial sales period ended on May 31, 2020. Pure failed to purchase the minimum quantities per the executed agreement. There were no Pure sales  reported in the  6 months ended  June  30, 2019  and no Pure sales  in the 6 months ended June 30, 2020. For the year ended  December 31, 2019 total Sales to Pure were $2,486,029.

3.  In June 2020, the Company began the launch of its own sales and distribution company, Agellum LLC; no sales were realized  from the sale of Agellum products at June 30, 2020.

4. The Company continues to report a small amount of revenues from each of its operations in Mexico and Honduras; neither of these markets have generated any material level of sales to date.

Revisions to Form 10: Additional disclosure has been added; please see page 17 in Amendment No. 1.

12.SEC:  Directors and Executive Officers, page 29; for each director, please ensure that you briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company, in light of your business and structure. Refer to Regulation S-K Item 401(e)(1).

Response: We have reviewed  the criteria listed in Regulation S-K Item 401(e)(1) and have added additional disclosures  to the information already provided :  (a) where the additional criteria applies to individual  directors  or executive officers, we have updated their profiles accordingly, and, (b) where the additional criteria  applies equally to all of the directors and  executive officers, we have included a summary comment applicable to all of the individuals listed.

Revisions to Form 10: Additional disclosure has been added; please see pages 35-37 in  Amendment No. 1.

13.SEC:  Refer to Regulation S-K Item 401:

  For Ms. Mitchell, please disclose the name and principal business of any corporation or other organization in which her occupations and employment were carried on.

  For Mr. Nester, please revise to clarify the principal occupations and employment during the past fie years and name the start-up pharmaceutical company where he served as President.

  For Mr. Bourg, please revise to clarify the principal occupations and employment during the past five years.

Response:  We have added these disclosures in Amendment No.1.

Revisions to Form 10:  Additional disclosure has been added; please see pages 35-37 in Amendment No.1.

14.SEC: Recent Sales of Unregistered Securities, page 35; please reconcile your disclosure in this section and throughout your filing regarding the $0.50 per share conversion price versus the $1.00 per share conversion price indicated in Exhibit 4.2 or advise us as appropriate.

Response:  Included in the original Form 10 Exhibit 4.2 was a general template of the convertible debenture which contained a conversion price  of $1.00 per share  as opposed to the actual debentures that were negotiated and executed by the Company which are as disclosed in  the Form 10 and which reflect a conversion price of $0.50 per share .

Revisions to Form 10:  We are filing an amended Exhibit 4.2 which provides the template but with no conversion price stipulated. Please see Exhibit 4.2 in Amendment No. 1.

15.SEC:  Consolidated Financial Statements, Consolidated Statements of Operations and Comprehensive Loss, page F5; explain to us your presentation of Other Income as a component of your gross profit calculation.  In this regard, we note your disclosure on pages 16 and 19 that other income includes rental income and administrative fees received.

Response:  Other income consists of (a)  rental income which  consists  of  standby fees  paid  by Phoenix  as described in  our Response to Question 10 as above,  (b)  administrative fees generated in Honduras  and, in 2020, and  (c) the one time sale of oleander powder to a third party.  The rental income is reported as an offset to inventory as opposed to being reported as Other income in a year where the Company is completing a harvest.

Revisions to Form 10:  We have revised our disclosure regarding Sales and Other income and have expanded our explanations of the components thereof, please see page 17 in Amendment No. 1.

16.SEC:  Notes to Consolidated Financial Statements, Significant Accounting Policies Segment Information, page F-16; please revise to disclose revenues by product or product group, and revenues and long-lived assets by geographic region.  Refer to ASC 280-10-50-40 through 41.

Response:  We have considered ASC 280-10-50-40 through 41.

We have provided the following additional disclosures on page F-16 in  Amendment No.1:

There is one geographic segment- the United States - which accounts for the  vast majority of all  revenues  and all assets  reported .Our recurring sales  consist of one product category - skin care products; .in 2019 we reported a one time sale of oleander powder.

The Company has operating subsidiaries in Honduras and Mexico. Revenue for the year ended December 31, 2019 totaled $121,814 and $96,248, respectively. Revenues for the year ended December 31, 2018 were $149,262 and $63,434, respectively. Net assets held in Honduras and Mexico at December 31, 2019 were $65,821 and $280,596, respectively. Net assets held in Honduras and Mexico at December 31, 2018 were $102,522 and $77,431, respectively.

Revisions to Form 10:  We have added additional disclosures; please see page F-16  in Amendment No.1.

17.SEC:  Notes to the Interim Condensed Consolidated Financial Statements, Related Party Transactions and Balances, page F52; you disclose a $147,151 deposit from Nerium International (now known as Neora) recorded as a contract liability as of December 31, 2019 and June 30, 2020. You have also disclosed on page F-31 that sales to Nerium International ceased during 2019. Please revise to describe the nature of the deposit and when or if you expect to recognize the amount as revenue. Additionally, revise to disclose how the contract liability is affected by the prior litigation and arbitration with Nerium International.

Nerium Response:  Sales to Neora ceased in January 2019. The deposit of $147,151 relates to the final order for product from Neora for which they have refused to take possession and is part of the current legal arbitration with Neora. The Company expects to resolve the balance when the arbitration is settled. The deposit continues to be reported as a liability in our balance sheet.

Revisions to Form 10:  We have made additional disclosure of this contract liability in Amendment No.1; please see Page F-52.

18.SEC:  General: Pursuant to Section 12(g)(1) of Exchange Act, this Form 10 becomes effective automatically 60 days after the initial filing date.  At that time, you will be subject to the reporting requirements of the Exchange Act.  In addition, we may continue to review your filing until all of our comments have been addressed.  If you are voluntarily filing this Form 10 and the review process has not been completed before the effectiveness date, you should consider withdrawing the Form 10.  You could then file a new Form 10 when you are in a position to address any outstanding issues raised in our comment letter(s).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Nerium Response:  Duly noted.

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